EXHIBIT 99.63

Management’s Discussion & Analysis

For the three and nine months ended July 31, 2020 and 2019

High Tide Inc.

Management’s Discussion and Analysis

For the three and nine months ended July 31, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) of High Tide Inc. (“High Tide” or the “Company”) for the three and nine months ended July 31, 2020 and 2019 is dated September 15, 2020. This MD&A should be read in conjunction with the audited Consolidated Financial Statements of the Company for the year ended October 31, 2019 (hereafter the “Financial Statements”) and with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

In this document, the terms “we”, “us” and “our” refer to High Tide. This document also refers to the Company’s three reportable operating segments: (i) the “Retail” Segment represented by brands, including Canna Cabana, KushBar, Grasscity, and CBDcity (ii) the “Wholesale” Segment represented by RGR Canada (“RGR”), Valiant Distribution (“VAL”) and Famous Brandz (“Famous Brandz”), and (iii) the “Corporate” Segment.

High Tide is a retail-focused cannabis corporation enhanced by the manufacturing and distribution of cannabis lifestyle accessories. The Company’s shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “HITI”, the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the symbol “2LY”, and on the OTCQB Market (“OTCQB”) under the symbol “HITIF”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1, while the address of the Company’s headquarters is #112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

Additional information about the Company, including the October 31, 2019 audited Consolidated Financial Statements, news releases and the Company’s long-form prospectus can be accessed at www.sedar.com and at www.hightideinc.com.

Forward-Looking Information and Statements

Certain statements contained within this MD&A, and in certain documents incorporated by reference into this document, constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

In particular, this MD&A contains forward-looking statements pertaining, without limitation, to the following: changes in general and administrative expenses; future business operations and activities and the timing thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company; and its ability to fund its working capital requirements and forecasted capital expenditures.

We believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon.

These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments and Risk Management” in this MD&A.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of the date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

High Tide Inc.

Management’s Discussion and Analysis

For the three and nine months ended July 31, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Changes in Accounting Policies and Critical Accounting Estimates

The significant accounting policies applied in preparation of the unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended July 31, 2020 are consistent with those applied and disclosed in Note 2 of the Company’s 2019 Audited Consolidated Financial Statements. On November 1, 2019, the Company adopted IFRS 16 – Leases. The new standard has significant changes to the lessee accounting by removing the distinction between operating and finance leases and requires lessees to recognize a lease liability reflecting its obligation for future lease payments and a right-of-use asset representing its right to use the underlying asset. The impact of the adoption of IFRS 16 is disclosed in Note 2 and Note 22 of the Condensed Interim Consolidated Financial Statements for the three and nine months ended July 31, 2020. Critical accounting estimates remain the same as disclosed in the Audited Consolidated Financial Statements for the year ended October 31, 2019.

On November 1, 2019, the Company adopted the new accounting standard, IFRS 16, Leases (“IFRS 16”) using the modified retrospective approach and has not restated comparatives for the 2019 reporting period, as permitted under the specific transitional provisions in the standard.

Non-IFRS Financial Measures

Throughout this MD&A, references are made to non-IFRS financial measures, including earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Corporate Overview

Nature of Operations

The Company’s vision is to offer a full range of best-in-class products and services to cannabis consumers, while growing organically and through acquisitions, to become the world’s premier retail-focused and vertically integrated enterprise.

The Company’s retail operations are focused on business-to-consumer markets. The operations of Canna Cabana (which is one of Canada’s largest cannabis retail networks) and KushBar are focused both on the retail sale of recreational cannabis products for adult use as well as consumption accessories. Grasscity has been operating as a major e-commerce retailer of consumption accessories and cannabis lifestyle products for over 20 years. It has significant brand equity in the United States and around the world, while providing an established online sales channel for High Tide to sell its proprietary products.

The wholesale operations of RGR are primarily focused on the manufacturing and distribution of consumption accessories and cannabis lifestyle products. RGR designs and distributes a proprietary suite of branded consumption accessories including overseeing their contract manufacturing by third parties. RGR also distributes a minority of products that are manufactured by third parties. RGR does not sell its products directly to consumers but operates an e-commerce platform for wholesale customers. Like RGR, the wholesale operations of Famous Brandz are primarily focused on the manufacturing and distribution of consumption accessories and cannabis lifestyle products. Famous Brandz differentiates itself from RGR by focusing on acquiring celebrity licences, designing, and distributing branded cannabis lifestyle products. Famous Brandz has developed an extensive network of wholesale clients across Canada, the United States and Europe.

High Tide Inc.

Management’s Discussion and Analysis

For the three and nine months ended July 31, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Established Consumer Brands:

Competitive Landscape

As of the date of this MD&A, the Company operates 34 corporately owned retail cannabis locations represented by 31 Canna Cabana locations and 3 KushBar locations. Further, the Company has a 50% interest in a partnership that operates a branded retail Canna Cabana location in Sudbury, Ontario. The Company is also represented by one branded location in Toronto, Ontario, as well as one franchise in Calgary. In total, the Company currently has a total of 37 branded retail cannabis stores operating across Canada. After quarter end, the Company entered into a definitive arrangement agreement to acquire META Growth Corp. Upon close of this transaction, the Company will become the single largest cannabis retailer in Canada in terms of annualized revenue and store footprint.

Canna Cabana provides a unique customer experience focused on retention and loyalty through its Cabana Club membership platform. Members of Cabana Club receive short message service (“SMS”) and email communications highlighting new and upcoming product arrivals, member-only events, and other special offers. As of the date of this MD&A, approximately 57,000 members have joined Cabana Club, with the majority subscribing in-store, while completing purchase transactions. As a result, the database communicates with highly relevant consumers who are segmented at the local level by delivering regular content that is specific to their local Canna Cabana location. Canna Cabana and KushBar both operate amongst many competitors, both consolidated chains and independent operators. Notable competitors include Fire & Flower, Nova Cannabis, Spiritleaf and Tokyo Smoke, as well as numerous independent retailers.

The Company anticipates significant additional increases in revenue due to the continuous growth in the issued licenses in Ontario and increases in the variety of cannabis edibles and concentrate products. Limited initial releases of vape and edible products by Canadian Licensed Producers (“LPs”) have been well received by current retail customers, while also attracting many new customers who were previously purchasing from illicit market vendors. As new products within the highly popular concentrates category become available, the Company expects to gain even more share of the Canadian cannabis consumer market.

Most of the Company’s competitors applicable to its Wholesale Segment operate primarily as product distributors, while RGR and Famous Brandz both design, source, import and distribute their products. This creates advantages through vertical integration, thereby enabling RGR and Famous Brandz to bring unique product designs to market and offer wholesale customers favourable terms and flexible pricing.

In the future, the Company expects its Retail Segment to experience increased competition from the recreational cannabis industry as a greater number of third-party stores are established across Canada, offering both cannabis products and consumption accessories. However, the Company believes that its product knowledge, operational expertise, and margin maximization achieved through its vertically integrated Wholesale Segment will enable it to operate profitably over the long term. In addition, the Company expects opportunities to arise from the legalization of recreational cannabis for its Wholesale Segment to acquire new clients by supplying third-party retailers with consumption accessories on a wholesale basis, thereby offsetting some of the risks associated with the increased competition expected to affect the Retail Segment. While the Company is presently focused on its existing markets in the Provinces of Ontario, Alberta, and Saskatchewan, the Company is waiting for final approval from the British Columbia Liquor Distribution Branch (“BC LDB”) to establish up to the maximum number of eight Canna Cabana locations per operator in the Province of British Columbia. The Company is currently evaluating entering other provinces and territories including Manitoba, North West Territories, and the Yukon as regulations permit and anticipates being able to grow both organically as well as through acquisitions in the future.

High Tide Inc.

Management’s Discussion and Analysis

For the three and nine months ended July 31, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Select Financial Highlights and Operating Performance

	Three months ended July 31			Nine months ended July 31
	2020	2019	% Change	2020	2019	% Change
	$	$		$	$
Revenue	23,204	8,288	180%	56,435	19,885	184%
Gross Profit	9,228	3,060	202%	21,393	7,202	197%
Gross Profit Margin	40%	37%	3%	38%	36%	2%
Total Operating Expenses	(7,118)	(7,098)	0%	(21,169)	(20,450)	4%
Adjusted EBITDA(a)	3,961	(3,369)	NM	5,346	(10,204)	NM
Income (loss) from Operations	2,110	(4,038)	NM	224	(13,248)	NM
Net Income (loss)	4,268	(3,724)	NM	(4,630)	(10,864)	(57%)
Income (Loss) Per Share (Basic)	0.02	(0.02)	NM	(0.02)	(0.06)	(67%)
Income (Loss) Per Share (Diluted)	0.02	(0.02)	NM	(0.02)	(0.06)	(67%)

(a)	Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net Loss in found under “EBITDA and Adjusted EBITDA” in this MD&A.

NM - Not Meaningful

Revenue increased by 180% to $23,204 in the third quarter of fiscal 2020 (2019: $8,288) and gross profit increased by 202% to $9,228 in the third quarter of fiscal 2020 (2019: $3,060). Income from operations increased to $2,110 in the third quarter of fiscal 2020 (2019: loss $4,038).

The key factors affecting the results for the three-month period ended July 31, 2020 were:

●	Merchandise Sales – Merchandise sales increased by $14,567 or 189% for the three-month period ended July 31, 2020 as compared to same period in 2019. Growth in merchandise sales was largely driven by acquired businesses, the organic increase in the number of Canna Cabana stores and a shift in consumer spending towards e-commerce that resulted in a significant increase in sales on Grasscity.com.

●	Operating Expenses – Operating expenses were on par with the same quarter last year. With continued cost control initiatives, operating expenses as a percentage of revenue decreased by 55% in the third quarter to 31% from 86% for the same period last year.

Revenue

Revenue increased by 180% or $14,916 to $23,204 in the third quarter of fiscal 2020 (2019: $8,288) and by 184% or $36,550 to $56,435 in the nine-month period ended July 31, 2020 (2019: $19,885).

The increase in revenue was driven primarily by the Company’s Retail Segment via the operations of Canna Cabana and Grasscity.

Sales growth led to an increase in revenue of $14,916 across all segments. During the three-month period ended July 31, 2020, Canna Cabana locations processed over 397,371 transactions and fortified the Company’s loyal customer base by growing its Cabana Club to over 57,000 members, thereby strongly connecting new shoppers to the Company’s consumer-focused retail experience.

High Tide Inc.

Management’s Discussion and Analysis

For the three and nine months ended July 31, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The Company’s industry leading Cabana Club program delivers information to existing customers. Cabana Club members receive SMS and email communications highlighting new and upcoming product arrivals, member-only events, and special offers that connect them to their local Canna Cabana store.  The program focuses on building long-term purchase habits and a strong relationship with customers. Over 50% of the Company’s daily business is conducted with regular Cabana Club members. Cabana Club members spend, on average, 20% more than non-Cabana Club members, which enhances the Retail Segment’s overall basket-size.

During the fiscal year, the Company launched its proprietary data analytics service named CabanalyticsTM and started generating recurring subscription-based revenue. The Company continues to realize significant increases in its data analytics service through a growing subscriber base.

Gross Profit

For the three-month period ended July 31, 2020, gross profit increased by 202% or $6,168 to $9,228 (2019: $3,060) and by 197% or $14,191 to $21,393 for the nine-month period ended July 31, 2020 (2019: $7,202). The increase in gross profit was driven by an increase in sales volume and the optimization of sales costs. The gross profit margin also increased to 40% in the three-month period ended July 31, 2020 (2019: 37%) and to 38% in the nine-month period ended July 31, 2020 (2019: 36%).

Operating Expenses

Operating expenses were on par with the same quarter of the previous year. With continued cost control initiatives, operating expenses as a percentage of revenue decreased by 55% in the third quarter to 31% from 86% for the same period last year.

Salaries, wages, and benefits expenses increased by $914 for the three-month period ended July 31, 2020, compared to the same period during the prior year. The increase in staffing was due to the planned need for additional personnel within the Retail Segment to facilitate growth in the number of cannabis locations and, by extension, an increase in revenue.

General and administrative expenses decreased by $1,214 for the three-month period ended July 31, 2020 compared to the same period in 2019 primarily because of the adoption of IFRS 16 resulting in reclassification of lease payments to depreciation and finance costs, cost saving initiatives, and Government of Canada’s Canadian Emergency Wage Subsidy.

Professional fees decreased by $460 during the three-month period ended July 31, 2020, compared to the same period during the prior year because of one-time costs incurred in the prior year.

Financing and Other Costs

Financing and other costs of $2,742 was recorded during the three-month period ended July 31, 2020, representing the expense associated with the interest expense related to convertible debentures, the accretion of lease liabilities, transaction costs related to securing a loan, as well as transaction costs related to the Company’s acquisitions.

High Tide Inc.

Management’s Discussion and Analysis

For the three and nine months ended July 31, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Segment Operations

For the three months ended July 31,	Retail 2020 ($)	Retail 2019 ($)	Wholesale 2020 ($)	Wholesale 2019 ($)	Corporate 2020 ($)	Corporate 2019 ($)	Total 2020 ($)	Total 2019 ($)
Total Revenue	20,541	6,643	2,627	1,421	36	224	23,204	8,288
Gross margin	8,284	2,343	909	494	35	223	9,228	3,060
Income (loss) from operations	2,917	(1,614)	107	(541)	(914)	(1,883)	2,110	(4,038)
Net Income (loss)	2,267	(1,202)	84	(325)	1,917	(2,197)	4,268	(3,724)

Total assets	50,264	32,350	6,907	4,819	18,703	3,574	75,874	40,743
Total liabilities	22,960	4,521	1,737	672	37,526	26,143	62,223	31,336

Retail Segment Performance

The Company’s Retail Segment demonstrated significant sales growth with an increase in revenue of $13,898 for the three-month period ended July 31, 2020, compared to same period last year. Revenue growth is primarily attributable to its acquired businesses, which resulted in an increased number of Canna Cabana locations and transactions on Grasscity.com due to shifting consumer habits.

Grasscity attracts approximately 7 million users to its online store each year and has had over 34 million unique users join its online forums since inception. High Tide continues to invest in Grasscity to refresh its online sales platform, increase its searchability, align its supply chain with RGR & Famous Brandz, and optimize its distribution channels. Grasscity enables the Company to leverage its vertical integration to improve order fulfillment, customer reach, product margins and its overall profitability.

Gross profit for the three-month period ended July 31, 2020 increased by $6,168 compared to same period last year and the gross profit margin increased to 40%. The increase in the gross margin was due to product mix optimization and revenue contributions by Canna Cabana and Grasscity.com, which resulted in a higher blended gross margin.

For the three-month period ended July 31, 2020, the Retail Segment recorded income from operations of $2,917 compared to a loss from operations of $1,614 in the same period last year.

High Tide Inc.

Management’s Discussion and Analysis

For the three and nine months ended July 31, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Wholesale Segment Performance

Revenues in the Company’s Wholesale Segment increased by 85% or $1,206 to $2,627 in the three-month period ended July 31, 2020 (2019: $1,421) and by 7% or $350 to $5,664 in the nine-month period ended July 31, 2020 (2019: $5,314). The Company’s Wholesale Segment attracted a significant number of new wholesale and distributor clients due to its proprietary and licensed products.

Gross profit increased by $415 to $909 in the three-month period ended July 31, 2020 (2019: $494) and decreased slightly to $1,952 in the nine-month period ended July 31, 2020 (2019: $1,968).

The Wholesale Segment reported an income from operations of $107 in the three-month period ended July 31, 2020 (2019: loss $541) and a loss from operations of $626 in the nine-month period ended July 31, 2020 (2019: loss $958).

Corporate Segment Performance

The Corporate Segment’s main function is to administer the other two Segments (Retail and Wholesale) and is responsible for the executive management and financing needs of the business. The Corporate Segment earned revenues of $36 in the three-month period ended July 31, 2020 (2019: $224) and revenues of $342 in the nine-month period ended July 31, 2020 (2019: $252). The revenue was made up of royalty fees and other revenues.

Geographical Markets

* USA revenues are related to sale of smoking accessories and not related to sale of cannabis.

High Tide Inc.

Management’s Discussion and Analysis

For the three and nine months ended July 31, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The following presents information related to the Company’s geographical markets and product mix:

For the three months ended July 31, 2020	Retail	Wholesale	Corporate	Total
	$	$	$	$
Primary geographical markets
Canada	16,232	1,139	36	17,407
USA	3,832	1,487	-	5,319
International	478	-	-	478
Total revenue	20,542	2,626	36	23,204
Major products and services
Cannabis	14,650	-	-	14,650
Smoking accessories	5,128	2,496	-	7,624
Franchise royalties and fees	53	-	35	88
Other revenue	711	130	1	842
Total revenue	20,542	2,626	36	23,204
Timing of revenue recognition
Transferred at a point in time	20,542	2,626	36	23,204
Total revenue	20,542	2,626	36	23,204

Sales performance increased significantly, on average, with Canna Cabana leading Canadian sales and Grasscity contributing to USA and International sales. Revenues in the International market are comprised of sales made to all countries outside of North America.

Summary of Quarterly Results

(C$ in thousands, except per share amounts)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Revenue	23,204	19,572	13,659	11,409	8,288	6,596	5,001	2,283
Adjusted EBITDA (a)	3,961	1,935	(550)	(6,004)	(3,369)	(3,486)	(3,349)	(2,749)
Income (Loss) from Operations	2,110	57	(1,943)	(6,393)	(4,038)	(4,582)	(4,628)	(2,771)
Net Income (Loss)	4,268	(5,046)	(3,852)	(15,427)	(3,724)	(3,319)	(3,821)	(3,847)
Net Income (Loss) per Share (Basic)	0.02	(0.02)	(0.02)	(0.07)	(0.02)	(0.02)	(0.02)	(0.05)
Net Income (Loss) per Share (Diluted)	0.02	(0.02)	(0.02)	(0.07)	(0.02)	(0.02)	(0.02)	(0.05)

(a)	Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net Loss is found under “EBITDA and Adjusted EBITDA” in this MD&A.

Aside from the seasonal increase in consumer spending leading up to and slightly after the winter holiday period, which occurs in the first quarter of the Company’s fiscal year, seasonality is becoming a decreasing factor in the Company’s sales performance as the Retail Segment grows. Quarter-over-quarter revenues increased as the Company expanded Canna Cabana operations, optimized Grasscity and integrated acquired businesses such as 2680495 Ontario Inc. (Canna Cabana Hamilton, Ontario) and 102088460 Saskatchewan Ltd. (Canna Cabana Tisdale, Saskatchewan) into the Company.

Adjusted EBITDA increased by $7,330 in the third quarter of 2020 compared to the same period in the prior year due to higher revenues and improving operating expenses as a percentage of revenues.

High Tide Inc.

Management’s Discussion and Analysis

For the three and nine months ended July 31, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

EBITDA and Adjusted EBITDA

The Company defines EBITDA and Adjusted EBITDA as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net earnings or cash flows as determined under IFRS. The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:

	2020(1)			2019(2)				2018(3)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net Income (loss)	4,268	(5,046)	(3,852)	(15,429)	(3,724)	(3,319)	(3,821)	(3,847)
Income taxes	268	95	(85)	2,998	(1,310)	(1,166)	(1,230)	(1,529)
Accretion and interest	2,549	2,631	1,815	1,676	1,040	231	106	-
Depreciation and amortization	1,849	1,807	1,366	478	462	275	173	58
EBITDA	8,934	(513)	(756)	(10,277)	(3,532)	(3,979)	(4,772)	(5,318)
Foreign exchange	4	(17)	(4)	49	(41)	(39)	75	190
Transaction and acquisition costs	193	173	622	(36)	-	-	142	491
Revaluation of derivative liability	67	125	(439)	(732)	-	-	-	-
(Gain) Loss on extinguishment of debenture	(3,576)	186	-	-	-	-	-	-
Impairment loss	-	247	-	4,820	-	-	-	-
Share-based compensation	2	71	27	180	207	590	1,232	-
Revaluation of marketable securities	(1,663)	1,663	-	-	-	-	-	22
Gain on extinguishment of financial liability	-	-	-	(129)	-	-	-	-
Related party balances written off	-	-	-	34	-	-		1,419
Gain on disposal of property and equipment	-	-	-	-	2	-	(2)	-
FV change in conversion feature	-	-	-	-	-	-	-	(28)
Discount on accounts receivable	-	-	-	87	(5)	(58)	(24)	475
Adjusted EBITDA	3,961	1,935	(550)	(6,004)	(3,369)	(3,486)	(3,349)	(2,749)

(1)	Cash outflow for the lease liabilities during the three-months ended July 31, 2020 were $1,261, three-months ended April 30, 2020 were $1,170 and $969 for three months ended January 31, 2020.
(2)	Financial information for 2019 has not been restated for the adoption of IFRS 16.
(3)	Financial information for 2018 has not been restated for the adoption of IFRS 15 and IFRS 16.

High Tide Inc.

Management’s Discussion and Analysis

For the three and nine months ended July 31, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Financial Position, Liquidity and Capital Resources

Assets

As at July 31, 2020, the Company had cash and cash equivalents balance of $7,108 (2019: $806).

Working capital including cash and cash equivalents as at July 31, 2020 was a deficit of $11,385 (October 31, 2019: surplus $1,939). The change is mainly due to the maturity of convertible debt of $14,518 and related derivative liability of $1,119 being less than 12 months away as of July 31, 2020. During the first quarter of 2020, the Company secured a credit facility of up to $10,000 from Windsor Capital. During the second quarter of 2020, the Company agreed to sell the assets of KushBar and to Halo Labs for $5,700. During the third quarter of 2020, the Company restructured $10.8 million of debt into an interest free debenture due in 2025. These transactions, positive cash flow from operations, and the planned arrangement with META Growth Crop., announced on August 21, 2020, provide the Company enough liquidity for its working capital needs and to pursue its near-term expansion plan.

Total assets of the Company were $75,874 on July 31, 2020 compared to $40,743 on October 31, 2019. The increase in total assets is primarily due to an increase in intangible assets as a result of the acquisition of 2680495 Ontario Inc. (“2680495”), operating as a branded Canna Cabana store in Hamilton, Ontario, the acquisition of 102088460 Saskatchewan Ltd. (“102088460”) which operates a licensed retail cannabis store in Tisdale, Saskatchewan, and a 50% interest in Saturninus Partners, operating as branded Canna Cabana store in Sudbury, Ontario. Assets also increased due to capital asset additions, inventory purchases, and prepaid lease deposits due to the expansion during the period. The increase in total assets is also due to the recognition of right-of-use assets amounting to $18,993 because of the transition to IFRS 16 on November 1, 2019.

Liabilities

Total liabilities increased to $62,223 at July 31, 2020 compared to $31,336 on October 31, 2019 primarily due to the adoption of IFRS 16 on November 1, 2029. On adoption of IFRS 16, the Company recognized lease assets and liabilities in relation to leases previously classified as “operating leases” under the previous accounting standards. The remaining increase was due to convertible debentures of $5,458. The proceeds from convertible debenture were used for expansion and working capital.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at the date of this MD&A:

Securities(1)	Units Outstanding
Issued and outstanding common shares	238,231,132
Warrants	108,672,052
Stock options	9,410,000
Convertible debentures	33,646

(1)	Refer to the Company’s Consolidated Financial Statements for a detailed description of these securities.

Cash Flows

During the nine-month period ended July 31, 2020, the Company had an overall increase in cash and cash equivalents of $6,302 (2019: decrease $5,696).

Total cash generated from operating activities was $5,809 for the nine-month period ended July 31, 2020 (2019: $13,692 cash used in operating activities). The increase in operating cash outflows is primarily driven by increase in revenue, cost optimization initiatives and adoption of IFRS 16. Cash used in investing activities was $3,290 (2019: $14,378) because of cash paid for the acquisitions of 2680495 and 102088460, net of the sale of marketable securities. Cash from financing activities was $3,783 (2019: $22,374) because of issuing convertible debentures and drawing on the Windsor Capital credit facility to facilitate business acquisitions, net of repayment of convertible debenture and lease payments.

High Tide Inc.

Management’s Discussion and Analysis

For the three and nine months ended July 31, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Liquidity

In addition to cash and cash equivalents and non-cash working capital discussed above, the Company secured a credit facility of up to $10,000 from Windsor Capital during the first quarter of 2020. The Company also agreed to sell the assets of KushBar retail cannabis stores to Halo Labs for amended proceeds of $5,700. On July 24, 2020, the Company entered into a debt restructuring agreement for $10,808 of the Company’s outstanding debt held by a key industry investor under an 8.5% senior unsecured convertible debenture issued in December 2018, to an interest free debenture due in 2025. The Company agreed to pay to the key investor certain structured installment payments over a period of over approximately three years, beginning on November 1, 2021. These transactions provide the Company enough liquidity for its working capital needs and to pursue its near-term expansion plan.

Capital Management

The Company’s objectives when managing capital resources are to:

I.	Explore profitable growth opportunities
II.	Deploy capital to provide an appropriate return on investment for shareholders;
III.	Maintain financial flexibility to preserve the ability to meet financial obligations; and
IV.	Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.

The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year-over-year sustainable profitable growth. The Company is not subject to any externally imposed capital requirements. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash-on-hand and financings as required.

Off Balance Sheet Transactions

The Company does not have any financial arrangements that are excluded from the Financial Statements as at July 31, 2020, nor are any such arrangements outstanding as of the date of this MD&A.

Transactions Between Related Parties

As at July 31, 2020, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Financing transactions

Included in the convertible debenture issued on December 12, 2018, was an investment by CannaIncome Fund Corporation for a total subscription amount of $250, whose CEO is a director of the Company.

Operational transactions

An office and warehouse unit, approximately 27,000 square feet, has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totalling $386 per annum. The primary lease term is five years with two additional five-year term extensions exercisable at the option of the Company. To facilitate the mortgage for the development of this unit, a loan guarantee of up to $1,500 has been provided by a subsidiary of High Tide Inc.

High Tide Inc.

Management’s Discussion and Analysis

For the three and nine months ended July 31, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

A director of the Company was engaged to provide legal services to the Company. During the nine months ended July 31, 2020, the Company’s expenses included $89 (2019: $92) related to these services.

Subsequent events

i.	On August 21, 2020, the Company entered into a definitive arrangement agreement to acquire all of the issued and outstanding shares of Meta Growth Corp (“Meta Growth” or “META”). The Transaction will be affected by way of a plan of arrangement under the Business Corporations Act (Alberta). Under the terms of the Arrangement Agreement, High Tide will acquire all of the issued and outstanding META Shares, with each META Shareholder receiving 0.824 of a High Tide Share for each META Share, which implies a price per META Share of $0.133 based on the 10-day volume-weighted average price of the META Shares on the TSX Venture Exchange and High Tide Shares on the Canadian Securities Exchange as of August 20, 2020. After giving effect to the Transaction, META Shareholders will hold approximately 45.625% ownership in the pro forma entity (on a pro forma fully-diluted in-the-money and as converted basis).

The Transaction is subject to, among other things, the approval of META Shareholders at a special meeting (the “Special Meeting”) expected to be convened by META Growth, receipt of required regulatory and court approvals, High Tide Shares listing on the TSXV and other customary conditions of closing. Approval of High Tide shareholders is not required.

ii.	On September 2, 2020, the Company entered into an amended and restated asset purchase agreement (the “Amended Agreement”) to amend the terms of the previously announced asset purchase agreement dated February 14, 2020 (the “Asset Purchase Agreement”) wherein High Tide agreed to sell KushBar retail cannabis assets to Halo Labs Inc., a wholly owned subsidiary of Halo. The Amended Agreement provides for the sale of less assets, namely, the exclusion of cannabis retail stores in the midst of development and development permits, and a lower purchase price of $5.7 million compared to $12 million under the Asset Purchase Agreement. The Amended Agreement reduces the deemed price per Halo share from $0.26 to $0.16, and results in High Tide being paid the consideration for the sale in cash versus Halo securities. The transaction is subject to regulatory approval.

iii.	On September 14, 2020, the Company has entereted into an agremeement with existing lender to extend the term of a $2,000 loan which bears an interest rate of 12% pursuant to a loan agreement dated September 4, 2019 . Under the terms of the loan amending agreement, the maturity of the Loan was extended until September 30, 2021. The Company has also entered into a warrant exchange agreement wherein the 1,600,000 warrants the lender originally received as consideration for the Loan under the Loan Agreement, having an exercise price of $0.85 per common share and exercisable for a period of 2 years from the effective date of the Loan, were cancelled and 1,600,000 of new warrants having an exercise price of $0.30 per Common Share and expiring on September 30, 2021 were issued.

Financial Instruments

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, and market risk because of holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out by senior management in conjunction with the Board of Directors.

Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents balance is limited because the counterparties are large commercial banks. The amount reported for trade receivable in the statement of financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Trade receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

High Tide Inc.

Management’s Discussion and Analysis

For the three and nine months ended July 31, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations as well as debt and equity financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations.

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

Outlook

High Tide remains focused on the fundamentals of being a profitable retailer, while continuing to leverage cannabis and its related accessories through the Company’s manufacturing and e-commerce business portfolio. High Tide’s numerous consumer channels provide access to layered insights and contexts unavailable to its competitors, thereby providing the Company with an advantage in understanding the development of North American and global cannabis user preferences in real time.

The Company believes that achieving positive cash flow from operations, the restructuring of $10,808 of debt into an interest-free debenture due in 2025 and the pending acquisition of META Growth has strongly positioned High Tide to execute on its strategic growth objectives for the remainder of fiscal 2020 and beyond. The Company is well funded and operationally prepared to further its expansion in Ontario, as Canada’s largest and most underserved market. This estimate is considered a financial outlook under applicable securities laws. The estimate and any other financial outlooks or future-oriented financial information included herein has been approved by management of High Tide as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purpose of presenting information about management’s current expectations and goals related to the future business of High Tide. Readers are cautioned that actual results may vary materially because of several risks, uncertainties, and other factors, many of which are beyond High Tide’s control. See “Cautionary Note Regarding Forward-Looking Statements”.

At present, High Tide has 34 Canna Cabana branded locations including 25 Canna Cabana locations (including one franchise) in Alberta, two locations in Saskatchewan, six locations in Ontario, one Canna Cabana branded location in Ontario and three KushBar locations in Alberta. The Company also has 18 development permits on hand to continue expanding across Alberta. As previously announced, the three operating KushBar locations have been conditionally sold to US-based Halo Labs. High Tide is currently developing eight retail sites in Alberta. In due course, the Company will develop all permits, among others, to achieve the maximum allowable number of stores per operator in Alberta, which is currently limited to 45 per operator by AGLC until December 31, 2020.

Going forward, Ontario is the largest and strategically most important market for the Company. High Tide expects to open four Canna Cabana locations by the first quarter of 2021 and open the remaining locations throughout the fiscal 2021 to reach the provincial maximum of 30 retail cannabis stores per operator. The Company is also in the final stages of satisfying the due diligence process of the BCLDB and intends to open the maximum of eight allowable stores per operator in British Columbia. High Tide is currently evaluating entering Manitoba, Northwest Territories, and the Yukon to open additional cannabis retail stores.

Regarding the Company’s e-commerce business, High Tide continues to expand the Grasscity accessories portfolio and its US-based order fulfillment capabilities from its Las Vegas based warehouse. High Tide also launched CBDcity.com in May of 2020 for customers in the US and EU.

Overall, management continues to review its Segment based operations and streamline processes to reduce expenses via optimizing staffing levels, lowering general and administrative expenses and minimize incurring professional fees.

High Tide Inc.

Management’s Discussion and Analysis

For the three and nine months ended July 31, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Risk Assessment

Management of High Tide defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition, results of operations and/or reputation of the Company. The following section describes specific and general risks that could affect the Company. The following descriptions of risk do not include all possible risks as there may be other risks of which management is currently unaware.

Changes in Laws and Regulations

The Cannabis Act became effective on October 17, 2018. The Company’s success is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals for the operation of its business. Further, the Company cannot predict the time required to secure all appropriate regulatory approvals for its business. The impact of cannabis regulatory compliance regime could have an adverse effect on the Company’s business, results of operation and financial condition.

Failure to Manage Growth Successfully

The Company’s business has grown rapidly in the last year. The Company’s growth places a strain on managerial, financial, and human resources. The Company will need to provide adequate operational, financial and management controls and reporting procedures to manage the continued growth in the number of employees, scope of operations and financial systems as well as the geographic area of operations. Expanding the business into new geographic areas requires the Company to incur costs, which may be significant, before any associated revenues materialize. Future growth beyond the next 12 months will depend upon several factors, including but not limited to the Company’s ability to:

●	issue further equity and/or take on further debt to fund the completion of the Company’s expansion plans, including the build-out of new recreational cannabis stores and the expansion of its client base;

●	hire, train and manage additional employees to provide agreed upon services;

●	execute on and successfully integrate acquisitions; and

●	expand the Company’s internal management to maintain control over operations and provide support to other functional areas within High Tide.

High Tide’s inability to achieve any of these objectives could harm the Company’s business, financial condition, reputation, and operating results.

Dependence on Key Personnel

The success of High Tide is largely dependent on the performance of its key employees and directors. Failure to retain key employees and directors and to attract and retain additional key employees with necessary skills could have a material adverse impact on the Company’s growth and profitability. The departure of any key personnel could have a material adverse effect on the Company’s business, results of operations and financial condition.

Competition

As more licenses are issued, the Company will experience increased competition from other organizations with more financial resources, market access and marketing experience than the Company. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company’s business, results of operation and financial condition.

High Tide Inc.

Management’s Discussion and Analysis

For the three and nine months ended July 31, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Failure to Secure Retail Locations

One of the factors in the growth of the Company’s Cannabis retail business depends on the Company’s ability to secure attractive locations on terms acceptable to the Company. The Company faces competition for retail locations from its competitors and from operators of other businesses. There is no assurance that future locations will produce the same results as past locations.

Cyber Risks

The Company and its third-party services provider’s information systems are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. The operations of the Company depend, in part, on how well networks, equipment, information technology systems and software are protected against damage from several threats. The failure of information systems or a component of information system could, depending on the nature of any such failure, could have a material adverse effect on the Company’s, business, its reputation, results of operations and financial condition.

Market Risk

The COVID-19 outbreak remains unknown and it has introduced uncertainty and volatility into global markets and economies. The Company is monitoring developments and is prepared for various impacts related to COVID-19. The Company has a comprehensive pandemic and business continuity plan that ensures its readiness to appropriately address and mitigate various business risks and potential impacts to customers and employees. The Company believes this could have a material adverse effect on the Company’s business, results of operations and financial condition.